   As filed with the Securities and Exchange Commission on September 22, 2003
                               File No. 70-10139

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------
                                   FORM U-1/A

                                 AMENDMENT NO. 1
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     ---------------------------------------

                               Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                                Chicago, IL 60603
  (Name of company or companies filing this statement and address of principal executive offices)

 -------------------------------------------------------------------------------

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                    -----------------------------------------

                               Randall E. Mehrberg
                  Executive Vice President and General Counsel
                               Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                             Chicago, Illinois 60603

                     (Name and address of agent for service)

                     ---------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

         William J. Harmon                      Constance Reinhard
       Michael G. Strohmeier                    Exelon Corporation
             Jones Day                 10 South Dearborn Street, 35th Floor
    77 West Wacker, Suite 3500               Chicago, Illinois 60603
         Chicago, IL 60601                         312-394-3604
           312-782-3939

     The Application-Declaration filed in this proceeding on June 20, 2003 is hereby amended and restated in its entirety to read as follows:

Item 1.   Description of Proposed Transaction.

          A.   Background.

          Exelon Corporation, a registered holding company (the "Applicant"), herein requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to acquire a membership interest in PowerTree Carbon Co., LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere. The Applicant proposes to acquire such membership interest either directly or indirectly through one or more subsidiaries, including a new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest.

          Applicant has three principal operating public utility company subsidiaries (the "Utility Subsidiaries"):/1/

     . PECO Energy Company ("PECO"), a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

     . Commonwealth Edison Company ("ComEd"), a public utility company engaged in the transmission, distribution and sale of electricity in Illinois; and

     . Exelon Generation Company, LLC ("Genco"), a public utility company and a registered holding company/2/ engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere. Genco owns, directly or indirectly, electric generating plants in the United States having a combined generating capability of approximately 26,241 megawatts.

          The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector
Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush

-------------------------
/1/ "Utility Subsidiaries" also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.
/2/ Genco filed a form U5A Notification of Registration on January 23, 2001.

                                        2

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Administration is considering, as part of its Global Climate Change program, the creation of transferable emission reduction credits for measures which reduce greenhouse gas emissions.

          The Company has obtained commitments totaling $3,275,000 from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton.

          Unlike some earlier forestation projects that U.S. electricity generators have supported in the past, the Company is being formed as a for-profit limited liability company ("LLC"), which it is believed will allow carbon or CO2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

          The Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

          B.   Capital Contribution Commitments of Initial Members.

          The Applicant is one of eleven registered holding companies that have committed to make capital contributions to the Company. The others are Ameren Corporation, American Electric Power Company, Inc., Cinergy Corp., Dominion Resources, Inc., Entergy Corporation, FirstEnergy Corp., Great Plains Energy Incorporated, PEPCO Holdings, Inc., Progress Energy, Inc., and Xcel Energy, Inc. Other energy companies that have committed to make capital contributions are:
Arizona Public Service Company (a subsidiary of Pinnacle West Capital Corporation), The Detroit Edison Company, Diversified Lands LLC (a subsidiary of CLECO Corporation), Duke Energy Corporation, Oglethorpe Power Corporation, Oklahoma Gas & Electric Company (a subsidiary of OGE Energy Corp.), Peabody PowerTree Investments, LLC (a subsidiary of Peabody Energy Corporation), Public Service Electric and Gas Company, PNM Resources, Inc. (the parent of Public Service Company of New Mexico), Reliant Resources, Inc.,

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Tennessee Valley Authority, TXU Generation Company LP (a subsidiary of TXU
Corp.), We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

     ------------------------ ------------------------ ------------------------
     Name of Registered       Total Capital            Percentage Interest in
     Holding Company          Contribution             Company
                              Commitment
     ------------------------ ------------------------ ------------------------
     Ameren Corp.             $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
     American Electric Power  $300,000                 9.16%
     ------------------------ ------------------------ ------------------------
     Cinergy Corp.            $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
     Dominion Resources       $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
     Entergy Corp.            $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
     Exelon Corp.             $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
     FirstEnergy Corp.        $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
     Great Plains Energy      $  50,000                1.53%
     ------------------------ ------------------------ ------------------------
     PEPCO Holdings           $  50,000                1.53%
     ------------------------ ------------------------ ------------------------
     Progress Energy          $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
     Xcel Energy              $100,000                 3.05%
     ------------------------ ------------------------ ------------------------
                       Total  $1,200,000               36.64%
     ------------------------ ------------------------ ------------------------

          In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 36.6% of the commitments of all of the initial members.

          C.   Principal Terms of Operating Agreement.

          Under the Company's Operating Agreement (Exhibit A hereto) (the "Operating Agreement"), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

          New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an affiliate of such member or to any other member. A

                                        4

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two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company (as shown in the table above).

          The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or otherwise obtained by such member equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of the affected member) allocated to the other members in equal portions such that no registered holding company member will hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.

          The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize its share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory programs or transfer or assign such Carbon Reductions to one or more other persons.

Item 2.   Fees, Commissions and Expenses.

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

Item 3.   Applicable Statutory Provisions.

          A.   General.

          Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act.

          B.   Standards of Sections 9(a) and 10.

          The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and is therefore subject to the approval of this Commission under
Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an

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acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system./3/

          The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE as "Climate Challenge" credits pursuant to Title XVI of the Energy Policy Act of 1992./4/ Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." (Emphasis supplied)

          The Applicant's proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, EPA, Department of Agriculture and Department of Interior. Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO2 reduction credits, if and when such credits become available.

          C. Compliance with Rule 54. The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

          Exelon currently does not meet all of the conditions of Rule 53(a). As of June 30, 2003, Exelon's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was

-------------------------
/3/ See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir.1971).
/4/ See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

                                        6

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approximately $2,806 million which is in excess of the 50% of Exelon's average consolidated retained earnings of $2,150 million at June 30, 2003 which is the "safe harbor" limitation contained in Rule 53(a). Exelon's retained earnings were $324 million at December 31, 2000, and Exelon's average consolidated retained earnings were $872 million at December 31, 2001 and $1,591 million at December 31, 2002. However, under the Financing Order/5/ the Commission has authorized Exelon to increase its "aggregate investment" in EWGs and FUCOs to an amount of up to $4 billion. Therefore, although Exelon's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Financing Order.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Financing Order, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. See table immediately below.

------------------- -------------- -------------- -------------- -------------
Capitalization        12/31/2000     12/31/2001     12/31/2002     6/30/2003
------------------- -------------- -------------- -------------- -------------
Equity                     31.3%          34.7%          32.1%         33.7%
------------------- -------------- -------------- -------------- -------------
Preferred                   2.7%           2.6%           2.5%          2.5%
Securities
------------------- -------------- -------------- -------------- -------------
Long-Term Debt             60.1%          61.2%          60.3%         59.9%
(Including current
maturities)
------------------- -------------- -------------- -------------- -------------
Short-Term Debt             5.9%           1.5%           5.0%          3.9%
------------------- -------------- -------------- -------------- -------------
Total                     100.0%         100.0%         100.0%        100.0%
------------------- -------------- -------------- -------------- -------------

          These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. In the aggregate, Exelon's EWG and FUCO investments have been profitable for all annual periods ending December 31, 2000 through December 31, 2002 and for the two quarters ended June 30, 2003. For information on EWG earnings, please see item 5a of Exelon's quarterly filed Rule 24 certificates. Exelon's investments in Sithe Energies, Inc. ("Sithe") and AmerGen Energy Company, LLC ("AmerGen"), which were the major contributors of EWG net income, were accounted for under the equity method of accounting. Pursuant to that method, the revenues of Sithe and AmerGen are not consolidated with the revenues of Exelon. Thus, since the date of the Financing Order, the capitalization and earnings attributable to Exelon's investments in EWGs and FUCOs have not had an adverse impact on Exelon's financial integrity.

-------------------------
/5/ The Commission entered its order on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296) (the "Financing Order") approving certain financing transactions for Exelon and its Subsidiaries.

          Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

          Exelon's authority to use the proceeds of financings for investments in EWGs and FUCOs is contained in the Financing Order. Exelon represents that it will remain in compliance with the requirements of rule 53(a), other than rule 53(a)(1), at all times through March 31, 2004. As required by the Financing Order, Exelon will file a post-effective amendment in File No. 70-9693 in the event that one of the circumstances described in rule 53(b) should occur during the period through March 31, 2004. If a rule 53(b) event should occur, the Financing Order would cease to be effective to the extent that it authorizes Exelon to use the proceeds of financings approved therein to make any further investments in EWGs and FUCOs in amounts in excess of 50% of consolidated retained earnings without obtaining a supplemental order.

Item 4.   Regulatory Approval.

          No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.   Procedure.

          The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration (Holding Co. Act Release No. 27699) and no hearing has been requested. The Applicant requests that the Commission issue an order approving the proposed transaction as soon as practicable. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

Item 6.   Exhibits and Financial Statements.

          A.   Exhibits.

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               A   -   Draft of Operating Agreement of PowerTree Carbon Co. LLC
                         (Previously filed)

               B   -   None

               C   -   Inapplicable

               D   -   None

               E   -   Inapplicable

               F-1 -   Opinion of Counsel for the Applicant (Previously filed)

               F-2     Opinion of Morris, James, Hitchens & Williams LLP
                         (Previously filed)

               G   -   Form of Federal Register Notice (Previously filed)

          B.   Financial Statements.

               (Deemed unnecessary because of the de minimis nature of the proposed transaction)


Item 7.   Information as to Environmental Effects.

          None of the matters that are the subject of this Application/ Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Exelon Corporation

                                       By: /s/ Randall Mehrberg
                                           --------------------------------
                                       Name:  Randall Mehrberg
                                       Title: Executive Vice President and
                                              General Counsel

Date: September 22, 2003

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